FOR IMMEDIATE RELEASE

WAKE FOREST, NC – (January 11, 2021) – Global Foods Group, LLC

Global Foods Group, LLC, provider of **Jaca™**, a new healthy sugar, today announced an addition to the Company's Senior Leadership Council (SLC).

"We are pleased to announce that Dorn Wenninger will join Global Foods Group's SLC as we continue efforts to share our paradigm shifting natural sugar with the world", said Pete Ferrari, President of Global Foods Group.

Earning an MBA in International Management, Mr. Wenninger has nearly 30 years of experience with major retail and food/agribusiness companies in "fresh" business segments. Notably, Mr. Wenninger was one of the first Senior Executives involved with the launching of Stevia, a widely used sugar substitute in the United States. Mr. Wenninger had authority over Global Operations and was based in Asia with jurisdiction encompassing more than 80,000 independent farmers and manufacturing facilities across China, Malaysia, Paraguay, and Kenya; as well as, mission critical partnerships in Vietnam, Thailand, Indonesia, Brazil, Peru, and, Columbia. Responsibilities included; leading Corporate Social Responsibility (CSR) efforts surrounding the product and the Customer, manufacturing sourcing & production, regulatory compliance, auditing and certification.

"This is an exceptional win for Global Foods Group and the **Jaca** brand", said Pete Ferrari. "As Stevia is a major player in the U.S. market, our ability to understand the dawning of its lifecycle at nuanced levels, key elements related to its growth and the landscape across which it competed provides an even better opportunity to evolve at visceral and tangible levels." Ferrari goes on to say, "Not incidentally, manufacturing is an integral part of our medium range planning and, as discussions have

already ensued with a major supplier of Jaca related to the JV build of a manufacturing facility here in the U.S., Mr. Wenninger's participation becomes pivotal."

Most recently, Mr. Wenninger was with Walmart where he transitioned from being in charge of an $11 billion P&L within the *Produce and Floral* sector of the enterprise to chairing the entire *Perishables* internal vertical for the country of Mexico. Chartered with sourcing, buying, Quality Control and product development for the *Fresh Departments* of Mexico gives Dorn a piercing glimpse into today's Supply Chain dynamics and idiosyncrasies. The **Jaca** brand will realize significant benefit as his expertise is leveraged in the interest of driving down costs and maximizing Consumer and Stakeholder value.

During Mr. Wenninger's storied career, he has also held multiple roles within Chiquita, the leading supplier of bananas to the world. Roles such as Global Development Product Manager with dominion over brand development across parts of Central America, Belgium and the Caribbean Islands, as well as, managing large-scale relationships with such industry leaders as Del Monte and Dole. GFG believes that this keen ability to drive expansive partnerships at the highest levels will afford incalculable value as agreements are negotiated with Fortune level Food & Beverage companies.

About Global Foods Group, LLC and Jaca™

Global Foods Group, LLC is positioned to become the leading provider of a new, healthy, sugar called **Jaca™** to the world. GFG will be the first to introduce to the U.S. market, on a significant scale, this history making ingredient. By using this rare and healthy sugar as the catalyst, GFG will engage in a morally obligated effort to save humankind – one person at a time. GFG's singular focus will be to eviscerate entirely the presence of toxic, malignant, poisonous sugar.

Jaca™ will dethrone traditional sucrose as the apex sugar, freeing people to make the healthy choice, enjoying the delicious sweetness and texture they love without having to settle. This is the sugar that everyone should have had all along.

Jaca™ is the first natural sugar clinically proven to support weight management and body fat reduction with 90% less Calories than Traditional Sugar, Zero Net Carbs & Zero Glycemic Index. It is completely healthy for Type 1 Diabetics. Jaca is the only non-GMO Certified and Tested, Keto Approved, FODMAP Friendly, Kosher, Halal and naturally Vegan, Gluten-free, Grain-free, Soy-free and Cholesterol-free sugar. It contains **no chemicals**. Jaca is unique and, per the FDA, does not need to be included on the Nutrition Facts label as a Sugar or Added Sugar.